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                                 August 11, 2009

VIA EDGAR - CORRESPONDENCE

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561
Attention: Jan Woo

     Re: Business Outsourcing Services, Inc.
         Amendment No. 2 to Registration Statement on Form S-1 Filed July 7, 2009
         File No. 333-158386

Dear Ms. Woo:

     On behalf of Business Outsourcing Services, Inc. (the "Company"), please find electronically transmitted herewith changes to the Company's Registration Statement (the "Registration Statement") on Form S-1/A (Amendment No. 3) to include the Company's financial statements for the quarter ending May 31, 2009. As requested, we have also updated the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We trust that this reply, along with Amendment No. 3 to the Registration Statement, has addressed all your concerns. For your convenience, we are also including herewith a version which has been marked to show changes.

     Please also be advised that as per our conversation on July 13, 2009, we intend to file a Request for Acceleration of the Registration Statement shortly after the filing of this Amendment No. 3.

     Should you have any questions, please do not hesitate to contact us. Thank you.

                                    Regards,


                                    /s/ David E. Danovitch
                                    ---------------------------------
                                    David E. Danovitch, Esq.